EXHIBIT 99.1

Endeavour Silver Reports Financial Results for the Second Quarter 2021; Earnings Conference Call at 10am PDT (1pm EDT) Today

VANCOUVER, British Columbia, Aug. 10, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released its financial results today for the three and six months ended June 30, 2021. The Company operates three silver-gold mines in Mexico: the Guanaceví mine in Durango state, the Bolañitos mine in Guanajuato state and the El Compas mine in Zacatecas state. All amounts reported are in United States (US) dollars.

Dan Dickson, CEO, commented, “From a financial standpoint, our Q2 performance was stronger than the respective period last year, as revenue, cash flow and earnings were all higher. However, our operating costs are clearly not where we want them to be. We are working to optimize our operating cost profile in the second half of 2021.”

“This month, we plan to suspend operations at El Compas due to exhaustion of reserves. This small asset represents less than 5% of 2021 consolidated production and will not affect our progress towards attaining or surpassing our production guidance for the year. Our remaining production platform at Guanacevi and Bolañitos is strong and sustainable with excellent brownfield exploration opportunities.”

“We are pleased to enter the second half of the year with a robust cash balance of $125 million and a clean balance sheet ahead of a potential construction decision for Terronera later this year. We will be completing the Feasibility Study during Q3 with a construction decision anticipated shortly thereafter.”

2021 Second Quarter Highlights

  Metal Production: Produced 1,073,724 ounces (oz) silver, up 80% and 11,166 oz gold, up 92%, in-line with guidance for 2.0 million oz silver equivalent (AgEq), up 85%, at an 80:1 silver:gold ratio, compared to Q2, 2020 when operations were suspended due to COVID-19 for a portion of the period.
  Net Revenue: Totaled $47.7 million, up 136%, from the sale of 1,120,266 oz silver and 9,810 oz gold at average realized prices of $26.82 per oz silver and $1,866 per oz gold. Management withheld metal sales in Q1, 2021 and continues to carry higher metal inventory totaling 459,659 oz silver and 1,891 oz gold of bullion inventory and 12,159 oz silver and 944 oz gold in concentrate inventory.
  Operating Costs: Cash cost(1) $13.03 per oz payable silver, up 369% year-on-year and all-in sustaining cost (AISC)(1) $25.39 per oz payable silver, up 70% year-on-year, net of gold credits. Operating costs were higher than budgeted due to global supply chain constraints creating inflationary pressures, increased labor costs, a strengthening Mexican Peso and increased operating development at Guanacevi.
  Cash Flow: $8.7 million in cash flow from operations before working capital changes, up 358% compared to Q2, 2020. The Company continued to hold significant finished goods, increased deposits for equipment purchases, invested in exploration activities and advanced the Terronera Feasibility Study.
  Earnings: Realized earnings of $6.7 million or $0.04 per share, up sharply compared to a loss of $3.3 million in Q2, 2020 due to increased mine operating earnings, the gain on the sale of the El Cubo asset and gain on the sale of marketable securities, offset by increased exploration and evaluation activities, higher general and administrative costs and higher tax expense. Excluding the gain on sale of the El Cubo asset, the adjusted earnings are $0.8 million. At quarter end, the finished golds inventory was carried at a cost of $10.1 million compared to the fair market value of $17.3 million.
  Strong Balance Sheet: Cash position $125.2 million and working capital $146.8 million. Raised $28.4 million in equity financing through an ATM facility, net of issuance costs. Only remaining term liabilities are equipment loans of $7.8 million.
  Completed the Sale of El Cubo: The transaction closed on April 9, 2021 for $19.8 million in cash and share payments with up to $3 million in contingent payments payable by Guanajuato Silver (previously Vangold Mining Corp).

Subsequent to the End of the Second Quarter 2021:

  Suspension of Operations at El Compas: The Company has decided to suspend mining and milling operations at El Compas in August. Mining assets and key talent will be transferred within the Company to Bolañitos and Terronera. The associated suspension costs are estimated to be $1.3 million, including $1.0 million in severance, to be incurred over the remainder of the year. Management is currently evaluating its alternatives for the assets.
  Agreement to Acquire Bruner Gold Project from Canamex: strategic acquisition opportunity for an advanced stage exploration property in a favorable jurisdiction for $10 million in cash. The agreement is subject to Canamex shareholder approval in Q3 (see EDR news release dated July 19, 2021).

(1)   Mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Financial Overview

In Q2 2021, net revenue increased 136% to $47.7 million as a result of higher metal prices and increased production. Mine operating cash flows, operating cash flows and EBITDA increased significantly compared to Q2, 2020. For a period in Q2, 2020, the mine operations were suspended due to government decree to stop the spread of COVID-19.

The Company recognized earnings of $6.7 million compared to a loss of $3.3 million in Q2, 2020. A gain of $5.8 million was recognized on the sale of the El Cubo mine and related assets and liabilities.

Cost of sales for Q2, 2021 was $37.5 million, an increase of 109% over the cost of sales of $17.1 million for the same period of 2020. The increase in cost of sales was primarily related to the 76% increase in silver ounces sold, significantly higher royalty costs, labour costs and additional costs attributed to global supply constraints. Royalties increased 438% from $0.8 million to $4.3 million due to higher production and realized prices and the increased mining of the high grade Porvenir Cuatro extensions at the Guanaceví operation, which are subject to the significantly higher royalty rates.

The Company slightly decreased its finished goods silver and increased its finished goods gold inventory to 459,659oz and 1,891 oz, respectively at June 30, 2021 compared to 529,817 oz silver and 1,689 oz gold at March 31, 2021. The cost allocated to these finished goods was $10.1 million at June 30, 2021, compared to $8.0 million at March 31, 2021. At June 30, 2021, the finished goods inventory fair market value was $17.3 million, compared to $15.9 million at March 31, 2021.

Financial Results (Consolidated Statement of Operations Appended Below)

For the period ended June 30, 2021, the Company generated net revenue of $47.7 million an increase of 136% compared to $20.2 million. Gross sales of $48.3 million in Q2, 2021 represented a 136% increase over the $20.5 million for the same period in 2020. There was a 76% increase in silver ounces sold and a 57% increase in the realized silver price resulting in a 179% increase to silver sales. Similarly, there was an 88% increase in gold ounces sold at prices similar to the prior year resulting in an 88% increase in gold sales. During the period, the Company sold 1,120,266 oz silver and 9,810 oz gold, for realized prices of $26.82 and $1,866 per oz, respectively, compared to sales of 634,839 oz silver and 5,218 oz gold, for realized prices of $17.04 and $1,862 per oz, respectively, in the same period of 2020. For the three months ended June 30, 2021, silver and gold spot prices averaged $26.69 and $1,816, respectively.

After cost of sales of $37.5 million (Q2, 2020 - $17.1 million), mine operating earnings amounted to a $10.2 million (Q2, 2020 –$3.1 million) from mining and milling operations in Mexico.

Excluding depreciation and depletion of $6.6 million (Q2, 2020 - $3.9 million), stock-based compensation of $0.1 million (Q2, 2020- $0.1 million) and a write-down of inventory of $0.3 million (Q2, 2020 - $0.5 million), mine operating cash flow before taxes was $17.2 million in Q2, 2021 (Q2, 2020 – $7.6 million). Operating earnings were $0.8 million (Q2, 2020 – loss of $4.6 million) after exploration and evaluation expenditures of $5.0 million (Q2, 2020 – $1.7 million), general and administrative expense of $4.3 million (Q2, 2020 – $3.1 million) and care and maintenance costs of $0.1 million (Q2, 2020 – $2.9 million).

Net earnings amounted to $6.7 million ($0.04 per share) compared to a net loss of $3.3 million (loss of $0.02 per share) in Q2, 2020.

Current income tax expense increased to $2.2 million (Q2 2020 – $0.2 million) due to increased profitability impacting special mining duty, while deferred income tax expense of $1.1 million was recognized due to the estimated use of loss carry forwards to reduce taxable income at Guanacevi (Q2 2020 – $0.5 million deferred income tax recovery).

Direct operating costs per tonne in Q2, 2021 increased 18%, to $119.94 compared with Q2, 2020 due to higher operating costs at all operations. The operations have seen a strengthening of the Mexican Peso, increased labour costs, increased third party ore purchased and increased operating development at Guanaceví compared to prior year and budgeted. Including royalties and special mining duty, direct costs per tonne increased 29% to $141.61. Royalties increase 1,781% to $4.3 million as increased production from the El Curso and El Porvenir concessions at Guanaceví with higher prices substantially increased the royalty expense. The improved profitability increased special mining duty expense to $0.9 million for Q2, 2021, which was negligible in Q2, 2020.

Consolidated cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased to $13.03 due to the increased direct costs per tonne. All-in sustaining costs (also a non-IFRS measure) increased to $25.39 per ounce in Q2, 2021 as a result of higher corporate general and administrative costs, increased mine site expensed exploration and increased capital expenditures at Guanaceví to accelerate mine development within the El Curso ore body. In Q2, 2021 corporate general and administrative included a $1.6 million mark to market expense of deferred share units expense whereas the mark to market expense was $1.1 million in Q2, 2020.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Conference Call

A conference call to discuss these results will be held today, Tuesday, August 10 at 10am PDT (1pm EDT). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 7318 #. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Vice President, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2021 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended June 30			Q2 2021 Highlights	Six Months Ended June 30
2021	2020	% Change		2021	2020	% Change
Production
1,073,724	596,545	80%	Silver ounces produced	2,121,824	1,454,204	46%
11,166	5,817	92%	Gold ounces produced	22,275	14,293	56%
1,062,267	590,618	80%	Payable silver ounces produced	2,098,977	1,440,409	46%
10,955	5,717	92%	Payable gold ounces produced	21,849	14,037	56%
1,967,004	1,061,905	85%	Silver equivalent ounces produced	3,903,824	2,597,644	50%
13.03	2.78	369%	Cash costs per silver ounce	10.48	5.77	82%
19.55	10.33	89%	Total production costs per ounce	17.51	13.88	26%
25.39	14.91	70%	All-in sustaining costs per ounce	22.69	16.96	34%
242,018	114,120	112%	Processed tonnes	451,471	313,447	44%
119.94	102.02	18%	Direct operating costs per tonne	116.43	98.76	18%
141.61	109.74	29%	Direct costs per tonne	134.48	104.59	29%
18.52	10.16	82%	Silver co-product cash costs	16.89	10.99	54%
1,288	1,111	16%	Gold co-product cash costs	1,116	1,175	(5
Financial
47.7	20.2	136%	Revenue ($ millions)	82.2	42.1	95%
1,120,266	634,839	76%	Silver ounces sold	1,743,645	1,300,339	34%
9,810	5,218	88%	Gold ounces sold	20,473	12,672	62%
26.82	17.04	57%	Realized silver price per ounce	26.95	16.16	67%
1,866	1,862	0%	Realized gold price per ounce	1,781	1,727	3%
6.7	(3.3)	302%	Net earnings (loss) ($ millions)	18.9	(19.2)	198%
0.8	(3.3)	126%	Adjusted net earnings (loss) ($ millions)	(3.7)	(19.2)	81%
10.2	3.1	228%	Mine operating earnings (loss) ($ millions)	15.9	0.2	6800%
17.2	7.6	125%	Mine operating cash flow ($ millions)	30.5	11.9	156%
8.7	1.9	358%	Operating cash flow before working capital changes	13.9	(3.1)	551%
15.9	1.2	1214%	Earnings before ITDA ($ millions)	39.8	(5.5)	823%
146.8	44.6	229%	Working capital ($ millions)	146.8	44.6	229%
Shareholders
0.04	(0.02)	300%	Earnings (loss) per share – basic	0.12	(0.13)	192%
0.01	(0.02)	123%	Adjusted earnings (loss) per share – basic	(0.02)	(0.13)	83%
0.05	0.01	302%	Operating cash flow before working capital changes per share	0.08	(0.02)	499%
168,383,755	147,862,393	14%	Weighted average shares outstanding	164,051,368	144,836,300	13%

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations. The related definitions and reconciliations are contained in the Management Discussion and Analysis.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(expressed in thousands in U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020

Operating activities
Net earnings (loss) for the period	$6,656	$(3,289)	$18,905	$(19,215)

Items not affecting cash:
Share-based compensation	1,028	848	2,193	1,593
Depreciation, depletion and amortization	6,723	4,213	14,347	10,481
Impairment reversal of non-current assets	-	-	(16,791)	-
Deferred income tax expense (recovery)	1,116	(514)	4,243	1,350
Unrealized foreign exchange loss (gain)	(143)	(140)	(53)	514
Finance costs	216	337	507	648
Write down of inventory to net realizable value	272	486	272	1,528
Loss (gain) on asset disposal	(5,841)	57	(5,807)	135
Gain on other investments	(1,366)	(107)	(3,912)	(114)
Net changes in non-cash working capital	806	(2,800)	(8,360)	(178)
Cash from (used in) operating activities	9,467	(909)	5,544	(3,258)

Investing activities
Proceeds on disposal of property, plant and equipment	6,985	73	7,541	100
Mineral property, plant and equipment expenditures	(8,164)	(4,872)	(15,434)	(10,384)
Purchase of marketable securities	-	-	(832)	-
Proceeds from disposal of marketable securities	4,905	-	9,288	-
Redemption of (investment in) non-current deposits	19	-	(1)	-
Cash from (used in) investing activities	3,745	(4,799)	562	(10,284)

Financing activities
Repayment of loans payable	(918)	(554)	(1,887)	(1,326)
Repayment of lease liabilities	(43)	(49)	(85)	(92)
Interest paid	(174)	(243)	(367)	(461)
Public equity offerings	29,034	22,703	59,134	24,188
Exercise of options	785	8	4,583	20
Share issuance costs	(664)	(963)	(1,266)	(1,037)
Performance share unit redemption	(2,174)	-	(2,174)	-
Cash from (used in) financing activities	25,846	20,902	57,938	21,292

Effect of exchange rate change on cash and cash equivalents	144	314	64	(620)

Increase (decrease) in cash and cash equivalents	39,058	15,194	64,044	7,750
Cash and cash equivalents, beginning of the period	85,989	14,990	61,083	23,368
Cash and cash equivalents, end of the period	$125,191	$30,498	$125,191	$30,498

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2021 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands in U.S. dollars, except for share and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020

Revenue	$47,775	$20,201	$82,241	$42,128

Cost of sales:
Direct production costs	26,223	11,722	44,951	28,522
Royalties	4,340	834	6,800	1,691
Share-based payments	111	92	229	183
Depreciation, depletion and amortization	6,624	3,951	14,120	9,974
Write down of inventory to net realizable value	272	486	272	1,528
	37,570	17,085	66,372	41,898

Mine operating earnings	10,205	3,116	15,869	230

Expenses:
Exploration and evaluation	5,025	1,665	9,155	4,047
General and administrative	4,293	3,137	7,816	5,142
Care and maintenance costs	55	2,911	576	4,256
Impairment reversal of non-current assets	-	-	(16,791)	-
	9,373	7,713	756	13,445

Operating earnings (loss)	832	(4,597)	15,113	(13,215)

Finance costs	216	356	507	666

Other income (expense):
Foreign exchange	659	740	(35)	(4,177)
Gain on asset disposals	5,841	-	5,841	-
Investment and other	1,802	605	4,553	654
	8,302	1,345	10,359	(3,523)

Earnings (loss) before income taxes	8,918	(3,608)	24,965	(17,404)

Income tax expense (recovery):
Current income tax expense	1,146	195	1,817	461
Deferred income tax expense (recovery)	1,116	(514)	4,243	1,350
	2,262	(319)	6,060	1,811

Net earnings (loss) and comprehensive earnings (loss) for the period	6,656	(3,289)	18,905	(19,215)

Basic earnings (loss) per share based on net earnings (loss)	$0.04	$(0.02)	$0.12	$(0.13)
Diluted earnings (loss) per share based on net earnings (loss)	$0.04	$(0.02)	$0.11	$(0.13)

Basic weighted average number of shares outstanding	168,383,755	147,862,393	164,051,368	144,836,300
Diluted weighted average number of shares outstanding	172,195,942	147,862,393	167,743,113	144,836,300

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2021 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
(expressed in thousands in U.S. dollars, except for share and per share amounts)

	June 30,	December 31,
	2021	2020

ASSETS

Current assets
Cash and cash equivalents	$125,191	$61,083
Other investments	10,024	4,767
Accounts and other receivable	16,167	20,144
Income tax receivable	61	52
Inventories	23,929	16,640
Prepaid expenses	7,281	2,284
Total current assets	182,653	104,970

Deposits	592	591
Deferred financing costs	-	294
Income tax recoverable	3,570	-
IVA receivable	2,699	2,676
Deferred income tax asset	8,510	12,753
Intangible assets	248	492
Right-of-use leased assets	757	861
Mineral properties, plant and equipment	87,845	87,955
Total assets	$286,874	$210,592

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$29,687	$27,764
Income taxes payable	2,681	3,038
Loans payable	3,251	3,578
Lease liabilities	201	173
Total current liabilities	35,820	34,553

Loans payable	4,534	6,094
Lease liabilities	923	921
Provision for reclamation and rehabilitation	4,383	8,876
Deferred income tax liability	1,080	1,077
Total liabilities	46,740	51,521

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 170,300,394 shares (Dec 31, 2020 - 157,924,708 shares)	584,378	517,711
Contributed surplus	5,153	9,662
Retained earnings (deficit)	(349,397)	(368,302)
Total shareholders' equity	240,134	159,071
Total liabilities and shareholders' equity	$286,874	$210,592

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2021 and the related notes contained therein.